SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a- 16 or 15d- 16 under the Securities Exchange Act of 1934

At December 6, 2001

STOCKSCAPE.COM TECHNOLOGIES INC.

_____________________________________________________________________________________

(Exact name of registrant as specified in its charter)

Suite #410  325 Howe Street, Vancouver, B.C. V6C 1Z7

(Address of principal executive offices)

Registrant's telephone number, including area code: (604) 687-0619.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes __ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Unless otherwise indicated, all references to "dollars" and "$" are to Canadian dollars.

December 4, 2001

To:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs:

RE: Notice of Change of Auditor

Enclosed are:

The Notice of Change of Auditor ("the Notice");

A letter from DeVisser Gray Chartered Accountants ("the successor auditor");

A letter from KPMG LLP ("the former auditor"); and

A written confirmation that the Notice and the letters from the former and successor auditors have been reviewed by the board of directors.

Sincerely Yours,

Stockscape.com Technologies Inc.

(Signed) "John J. Brown"

___________________________

John J. Brown,

Director

November 23, 2001

Notice of Change of Auditor

This is a notice to inform that:

1. KPMG LLP ("the former auditor") was asked to resign as the Auditor for the Company as of November 16, 2001 ("Notification Date");

2. There were no reservations in the auditor's reports for the fiscal 1999 and fiscal 2000 audits;

3. The termination of the former auditor and the recommendation to appoint DeVisser Gray Chartered Accountants ("the successor auditor") as the new Auditor for the Company were approved by the board of directors; and

4. There were no reportable events during the fiscal 1999 and fiscal 2000 audits or during any period subsequent to the fiscal 2000 auditor's report was issued and preceding the Notification Date.

(Signed) "John J. Brown" (Signed) "Sargent A. Berner"

John J. Brown Sargent A. Berner

Director Director

Attn: Statutory Filings

Dear Sirs:

RE: Stockscape.com Technologies Inc. (the Company")

As required by National Policy #31, we report that we have read the Notice of Change of Auditor" ("the Notice") of the Company and wish to state that we agree with the information contained in the Notice, based on our knowledge as of the current date.

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from KPMG LLP, Chartered Accountants will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next annual general meeting of shareholders.

Yours truly,

DE VISSER GRAY

De Visser Gray"

Chartered Accountants

Vancouver, B.C.

PdV/jc

change of auditor package - edgar.wpd

British Columbia Securities Commission

Ontario Securities Commission

Dear Sirs

Stockscape.com Technologies Inc. (the "Company)

We have read the attached Notice of the Company dated November 23, 2001 and are in agreement with the statements contained in such Notice.

Yours very truly

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

December 3, 2001

/03512

Enclosure

cc

DeVisser Gray Chartered Accountants

Stockscape.com Technologies Inc.

Consent Resolutions of the Board of Directors

December 4, 2001

The following resolutions were consented to and adopted in writing by the undersigned being all of the Directors of the Company as of the 4th day of December, 2001.

APPROVAL OF THE NOTICE OF CHANGE OF AUDITOR AND THE LETTERS FROM THE FORMER AUDITOR AND THE SUCCESSOR AUDITOR

BE IT RESOLVED THAT the Company reviewed and approved the Notice of Change of Auditor and the letters received from KPMG LLP ("the former auditor") and from DeVisser Gray Chartered Accountants ("the successor auditor").

COUNTERPART SIGNING BY DIRECTORS

BE IT RESOLVED THAT this Resolution may be signed by the Directors in as many counterparts as may be necessary, each which so signed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and, notwithstanding the date of execution, shall be deemed to bear the date of December 4th, 2001.

(Signed) "Andrew F. B. Milligan" (Signed) "John J. Brown"

Andrew F.B. Milligan John J. Brown

(Signed) "Sargent A. Berner" (Signed) "A. Murray Sinclair")

Sargent H. Berner A. Murray Sinclair